Exhibit 4.31

Power of Attorney

Ying Zhang, a citizen of China with Chinese Identification No.: ******, and a holder of RMB500,000 in the registered capital of Hainan Yilingliuer Network Technology Co., Ltd. (the “Company”) as of the date when the Power of Attorney is executed, hereby irrevocably authorize Beijing Yiliulinger Information Technology Co., Ltd.(the “WFOE”) to exercise the following rights relating to all equity interests held by Ying Zhang now and in the future in the Company (the “Shareholding”) during the term of this Power of Attorney:

The WFOE is hereby authorized to act on behalf of Ying Zhang as its exclusive agent and attorney with respect to all matters concerning the Shareholding, including without limitation to: 1) attending shareholders’ meetings of the Company; 2) exercising all the shareholder’s rights and shareholder’s voting rights Ying Zhang is entitled to under the laws of China and the Company’s Articles of Association, including but not limited to the sale, transfer, pledge or disposition of the Shareholding in part or in whole; and 3) designating and appointing on behalf of Ying Zhang the legal representative, directors, supervisors, chief executive officer and other senior management members of the Company.

Without limiting the generality of the powers granted hereunder, the WFOE shall have the power and authority to, on behalf of Ying Zhang, execute all the documents Ying Zhang shall sign as stipulated in the Exclusive Option Agreement entered into by and among Ying Zhang, the WFOE and the Company on June 21, 2022 and the Equity Pledge Agreement entered into by and among Ying Zhang, the WFOE and the Company on June 21, 2022 (including any modification, amendment and restatement thereto, collectively the “Transaction Documents”), and perform the terms of the Transaction Documents.

All the actions associated with the Shareholding conducted by the WFOE shall be deemed as Ying Zhang’s own actions, and all the documents related to the Shareholding executed by the WFOE shall be deemed to be executed by Ying Zhang. Ying Zhang hereby acknowledges and ratifies those actions and/or documents by the WFOE.

The WFOE is entitled to re-authorize or assign its rights related to the aforesaid matters to any other person or entity at its own discretion and without giving prior notice to Ying Zhang or obtaining Ying Zhang’s consent.

During the period that Ying Zhang is a shareholder of the Company, this Power of Attorney shall be irrevocable and continuously effective and valid from the date of execution of this Power of Attorney.

During the term of this Power of Attorney, Ying Zhang hereby waives all the rights associated with the Shareholding, which have been authorized to the WFOE through this Power of Attorney, and shall not exercise such rights by itself.

This Power of Attorney is written in Chinese and English. The Chinese version and English version shall have equal legal validity.

Strictly Confidential

Ying Zhang

By:	/s/ Ying Zhang
June 21, 2022

Strictly Confidential

Accepted by

Beijing Yiliulinger Information Technology Co., Ltd

By:	/s/ Ying Zhang
Name:	Ying Zhang
Title:	Legal Representative

Acknowledged by

Hainan Yilingliuer Network Technology Co., Ltd.(Seal)

By:	/s/ Ying Zhang
Name:	Ying Zhang
Title:	Legal Representative

Strictly Confidential